Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2013
Earnings available for fixed charges, as defined:
Net income	$125,344
Tax expense based on income	68,148
Fixed charges (a)	125,119
Earnings available for fixed charges, as defined	$318,611
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$119,580
Estimated interest cost within rental expense	1,784
Amortization of net debt premium, discount, and expenses	3,755
Total fixed charges, as defined	$125,119
Ratio of earnings to fixed charges	2.55
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,710
Adjustment to pretax basis	930
$2,640

Combined fixed charges and preferred stock dividend requirements	$127,759
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.49

(a)	Includes interest expense related to uncertain tax positions.